UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange of 1934

(Amendment No. 28)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel
Bertelsmann SE & Co. KGaA
Carl-Bertelsmann-Strasse 270
33311 Gütersloh, Germany

with copies to:

Michael Davis, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024 (June 26, 2024)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 56,105,165
	9	SOLE DISPOSITIVE POWER 56,105,165
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,105,165(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.94% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 56,105,165
	9	SOLE DISPOSITIVE POWER 56,105,165
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,105,165(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.94% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 34,074,134 Class B common shares and 22,031,031 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,146,590 Class A common shares outstanding as of December 31, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2024 (as reduced by the number of treasury shares as reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 28 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” as further amended on October 31, 2023, “Amendment No. 22,” as further amended on December 12, 2023, “Amendment No. 23,” as further amended on February 12, 2024, “Amendment No. 24,” as further amended on March 19, 2024, “Amendment No. 25,” as further amended on May 7, 2024, “Amendment No. 26,” as further amended on May 22, 2024, “Amendment No. 27,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26 or Amendment No. 27. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 28 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, and Amendment No. 26) as follows:

Pursuant to the terms of a Share Purchase Agreement, dated June 26, 2024 (the “SPA”), by and among NRE B Ventures Ltd., NRE Capital Ventures Ltd., Lilian Tavares Esteves De Carvalho, LTE Capital Ventures Ltd., Vanessa Tavares Esteves, VTE Capital Ventures Ltd., Renato Tavares Esteves and RTE Capital Ventures Ltd. (together with NRE B Ventures Ltd., NRE Capital Ventures Ltd., Lilian Tavares Esteves De Carvalho, LTE Capital Ventures Ltd., Vanessa Tavares Esteves, VTE Capital Ventures Ltd., and Renato Tavares Esteves, the “Esteves Shareholders”), and Erste WV Gütersloh GmbH (“Erste”), the Esteves Shareholders agreed to sell and Erste agreed to purchase an aggregate amount of 5,000,000 Class B common shares and 4,992,250 Class A common shares (the “Transaction”) subject to certain closing conditions contained therein.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the copy included as Exhibit 99.1 to this Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment No. 28 amends and supplements Item 4 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 13, and Amendment No. 27) as follows:

The information set forth in Item 3 of this Amendment No. 28 is incorporated herein by reference.

The Reporting Person acquired the Class B common shares and Class A common shares for investment purposes, subject to the following:

The Reporting Person intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Class B common shares and class A common shares, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer.

Except as set forth in this statement or as described in any prior amendments to this Schedule 13D, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 28 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, and Amendment No. 26) as follows:

The information set forth in Item 3 of this Amendment No. 28 is incorporated herein by reference.

(a)-(b)

See items 7 to 11 and 13 for each of Bertelsmann and Erste on pages 2 and 3 of this Schedule 13D, which information is incorporated by reference herein.

As a result of the Transaction, the Reporting Person acquired beneficial ownership of 5,000,000 Class B common shares, and 4,992,250 Class A common shares representing approximately 21.65% of the outstanding Class A common shares (computed on an as converted basis) as of December 31, 2023, as reported on the Current Report on Form 6-K filed by the Issuer with the Commission on March 14, 2024.

(c)

Other than as described in Item 3 above or as described in any prior amendments to this Schedule 13D, neither Bertelsmann, nor, to its knowledge, any of the persons set forth on Schedule A, has effected any transaction in Class A common shares or Class B common shares during the past sixty (60) days.

Other than as described in Item 3 above or as described in any prior amendments to this Schedule 13D, neither Erste, nor, to its knowledge, any of the persons set forth on Schedule B, has effected any transaction in Class A common shares or Class B common shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 28 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Share Purchase Agreement, dated June 26, 2024, by and between the Erste and the Esteves Shareholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

BERTELSMANN SE & CO. KGAA

By:	ppa /s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	SVP Corporate Legal

By:	ppa /s/ Denise Abel
	Name:	Denise Abel
	Title:	SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	Director

By:	/s/ Denise Abel
	Name:	Denise Abel
	Title:	Director